UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 81809 / October 3, 2017

Admin. Proc. File No. 3-17990

In the Matter of

  INTELLICELL BIOSCIENCES, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

        The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by Intellicell Biosciences, Inc., and the Commission has not chosen to review the decision on its own initiative.

        Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge has become the final decision of the Commission with respect to Intellicell Biosciences, Inc.[2] The order contained in that decision is hereby declared final. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Intellicell Biosciences, Inc., is hereby revoked. The revocation is effective as of October 4, 2017.

        For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

                                                                Brent J. Fields
                                                                Secretary

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[1]   17 C.F.R. § 201.360(d).

[2]   *Digital Brand Media & Mktg. Grp., Inc., and Intellicell Biosciences, Inc.,* Initial Decision Rel. No. 1145 (June 19, 2017), 116 SEC Docket 20, 2017 WL 2629364. The Central Index Key number for Intellicell Biosciences, Inc., is 1125280.

INITIAL DECISION RELEASE NO. 1145
ADMINISTRATIVE PROCEEDING
File No. 3-17990

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of DIGITAL BRAND MEDIA & MARKETING GROUP, INC., and INTELLICELL BIOSCIENCES, INC.	INITIAL DECISION OF DEFAULT AS TO INTELLICELL BIOSCIENCES, INC. June 19, 2017

APPEARANCE: Neil J. Welch, Jr., for the Division of Enforcement, Securities and Exchange Commission

BEFORE: Jason S. Patil, Administrative Law Judge

SUMMARY

This initial decision revokes the registration of the registered securities of Respondent Intellicell Biosciences, Inc. The revocation is based on Respondent's failure to timely file required periodic reports with the Securities and Exchange Commission.

INTRODUCTION

On May 16, 2017, the Commission initiated this proceeding under Section 12(j) of the Securities Exchange Act of 1934 with an order instituting proceedings (OIP). The OIP alleges that Respondent has securities registered with the Commission under Exchange Act Section 12(g) and has repeatedly failed to file timely periodic reports with the Commission, in violation of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder.

Respondent was served with the OIP on May 18, 2017, and its answer was due by May 31, 2017. *Dig. Brand Media & Mktg. Grp., Inc.*, Admin. Proc. Rulings Release No. 4817, 2017 SEC LEXIS 1500 (ALJ May 23, 2017). On June 2, 2017, I noted that Respondent had not filed an answer and ordered it to show cause by June 12, 2017, why the registration of its securities should not be revoked by default due to its failure to file an answer or otherwise defend the proceeding. *Dig. Brand Media & Mktg. Grp., Inc.*, Admin. Proc. Rulings Release No. 4845, 2017 SEC LEXIS 1610. To date, Respondent has not filed an answer or responded to the show cause order.

FINDINGS OF FACT

Respondent is in default for failing to file an answer or otherwise defend the proceeding. *See* OIP at 3; 17 C.F.R. §§ 201.155(a), .220(f). Accordingly, as authorized by Rule of Practice 155(a), 17 C.F.R. § 201.155(a), I find the following allegations in the OIP to be true.

Intellicell, Central Index Key No. 1125280, is a revoked Nevada corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2014, which reported a net loss of over $11 million for the prior nine months. As of May 11, 2017, the company's stock was quoted on OTC Link, had eight market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f) (3).[1]

In addition to its repeated failures to file timely periodic reports, Respondent failed to heed delinquency letters sent to it by the Commission's Division of Corporation Finance requesting compliance with its periodic filing obligations or, through its failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

CONCLUSIONS OF LAW

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require public corporations to file annual and quarterly reports with the Commission. Compliance with these reporting requirements is mandatory. *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007). Scienter is not required to establish violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. *See SEC v. McNulty*, 137 F.3d 732, 740-41 (2d Cir. 1998); *SEC v. Wills*, 472 F. Supp. 1250, 1268 (D.D.C. 1978). Respondent failed to file timely periodic reports. As a result, Respondent failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

SANCTION

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend the registration for a period not exceeding twelve months if it finds, after notice and an

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[1] Intellicell is a "regenerative medicine company" that manufactured a "cellular therapy" product called "The Soup"—"a mixture of human cells that includes stem cells derived from a patient's own fat"—which the company marketed as being an alternative to surgery. *See* Brent Schrotenboer, *Companies offer athletes hope with questionable stem cell treatments*, USA Today (Sept. 1, 2015), http://www.usatoday.com/story/sports/2015/09/01/stem-cells-fda-athletes-joseph-purita-rolando-mcclain/71504998/; IntelliCell BioSciences, http://www.intellicellbiosciences.com (last visited June 13, 2017).

opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In determining what sanctions will ensure that investors are adequately protected, the Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19-20 (May 31, 2006).

Respondent's failure to file required periodic reports is serious because the failure constitutes a violation of a central provision of the Exchange Act. The purpose of periodic reporting is "to supply investors with current and accurate financial information about an issuer so that they may make sound [investment] decisions." *Gateway Int'l Holdings, Inc.*, 2006 SEC LEXIS 1288, at *26. The reporting requirements are the primary tool that Congress "fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations" in the sale of securities. *Eagletech Commc'ns, Inc.*, Exchange Act Release No. 54095, 2006 SEC LEXIS 1534, at *12 (July 5, 2006) (quoting *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977)). Respondent's violation is also recurrent in that it repeatedly failed to file periodic reports. *See Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81, at *20 (Jan. 21, 2009) (respondent failed to file seven required periodic reports due over a two-year period); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25-26 (May 23, 2008) (respondent's failure to make eight filings over an eighteen-month period considered recurrent). Respondent is culpable because it failed to heed a delinquency letter sent to them by the Division of Corporation Finance. Even if Respondent did not receive such letter due to its failures to maintain a valid address on file with the Commission as required by Commission rules, the other factors weigh in favor of revocation, and scienter is not necessary to establish grounds for revocation. *See China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 SEC LEXIS 3451, at *37 & n.60 (Nov. 4, 2013). In any event, there is no indication that its violations were inadvertent or accidental. *Id.* Respondent has not answered the OIP or responded to the show cause order, and has not otherwise participated in the proceeding to address whether it has made any effort to remedy its past violations or ensure future compliance.

For the reasons described above, it is necessary and appropriate for the protection of investors to revoke the registration of each class of Respondent's registered securities.

ORDER

It is ORDERED that, under Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Intellicell Biosciences, Inc., is hereby REVOKED.[2]

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[2] This order applies to all classes of Respondent's securities registered under Section 12 of the Exchange Act, whether or not such securities are specifically identified by ticker symbol or otherwise in this initial decision.

This initial decision shall become effective in accordance with and subject to the provisions of Rule 360, 17 C.F.R. § 201.360. Under this rule, a party may file a petition for review of this initial decision within twenty-one days after service of the initial decision. A party may also file a motion to correct a manifest error of fact within ten days of the initial decision, under Rule 111, 17 C.F.R. § 201.111(h). If a motion to correct a manifest error of fact is filed by a party, then a party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

This initial decision will not become final until the Commission enters an order of finality. 17 C.F.R. § 201.360(d). The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the initial decision as to a party. *Id.* If any of these events occur, the initial decision shall not become final as to that party. *Id.*

A respondent may move to set aside a default. Rule 155(b) permits the Commission, at any time, to set aside a default for good cause, in order to prevent injustice and on such conditions as may be appropriate. 17 C.F.R. § 201.155(b). A motion to set aside a default shall be made within a reasonable time, state the reasons for the failure to appear or defend, and specify the nature of the proposed defense in the proceeding. *Id.*

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Jason S. Patil
Administrative Law Judge